BELPOINTE PREP, LLC

SUPPLEMENT NO. [●] DATED [●] [●], 20[●]
TO THE PROSPECTUS DATED [●] [●], 20[●]

This document supplements, and should be read in conjunction with, our prospectus dated [●] [●], 20[●][, as supplemented by [●]]. Unless otherwise defined herein, capitalized terms have the meanings set forth in the prospectus. The purpose of this supplement is to disclose information related to our quarterly net asset value (“NAV”) per Class A unit as of [●] [●], 20[●].

Within 15 days of the start of each quarter we calculate our NAV as of the last day of the immediately preceding quarter (the “Determination Date”) for the purposes of establishing the price per Class A unit sold in our public offering. Effective as of [●] [●], 20[●], our NAV per Class A unit is $[●]. This NAV per Class A unit will remain in effect until the last day of the quarter unless earlier updated by us.

The following table provides a breakdown of the major components of our NAV and NAV per Class A unit as of the Determination Date:

Assets
[Investments in real properties]	$
[Investments in real estate-related assets]
[Investments in real estate-related securities]
[Cash and cash equivalents]
[Other assets]
Total Assets	$

Liabilities
[Debt obligations]
[Obligations due to affiliates]
[Other liabilities]
Total Liabilities	$

NAV	$
Number of Class A units Outstanding
NAV per Class A unit	$

OOur NAV per Class A unit is based on the NAV of our assets and investments (such as our portfolio of commercial real estate properties, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses) in addition to any other assets (such as cash on hand following any distributions to our Manager pursuant to its Class B units), less any liabilities, including the allocation or accrual of management fees, allocation or accrual of gains or distributions distributable to our Manager pursuant to its Class B units and expenses reimbursable to our Manager and its affiliates, including our Sponsor.

1

We calculate NAV per Class A unit using a process designed to produce a fair and accurate estimate of the price that would be received for our assets and investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our assets and investments. Our Manager periodically reviews our valuation methodologies and policies to determine whether they remain in the best interests of our Members and may adjust our methodologies as it deems appropriate. Please refer to “Net Asset Value Calculation and Valuation Policies” in our prospectus for more detailed information about how our NAV is calculated.